UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                          KRUPP REALTY FUND, LTD. - III
   ---------------------------------------------------------------------------
                                (Name of Issuer)

                            LIMITED PARTNERSHIP UNITS
   ---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   501128 10 2
   ---------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Scott Spelfogel
             c/o The Berkshire Group, One Beacon Street, Suite 1500
                   Boston, Massachusetts 02108 (617) 646-2300
   ---------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 16, 2000
   ---------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 501128 10 2                                         Page 2 of 12 Pages
          -----------

1      Names of Reporting Persons
       I.R.S. Identification Nos. Of Above Persons (entities only)

       KRF Company, L.L.C.

2      Check the Appropriate Box if a Member of a Group (See Instructions)(a)[X]
                                                                          (b)[ ]

3      SEC Use Only


4      Source of Funds (See Instructions)
       OO

5      Check if Disclosure of Legal Proceedings is Required Pursuant
       to Items 2(d) or 2(e)                                                 [ ]


6      Citizenship or Place of Organization
       Delaware

                      7      Sole Voting Power

      NUMBER OF              11,991.5 Units
       SHARES
    BENEFICIALLY      8      Shared Voting Power
    OWNED BY EACH
      REPORTING              1,524 Units (1)
       PERSON
        WITH          9      Sole Dispositive Power

                             11,991.5 Units

                      10     Shared Dispositive Power

                             0 Units

11     Aggregate Amount Beneficially Owned by Each Reporting Person

       (a) 11,991.5 Units, with respect to all matters other than the proposed merger (See Item 5).
       (b) 13,515.5 Units, solely with respect to the proposed merger (See
           Item 5).

12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)                                                    [ ]

13     Percent of Class Represented by Amount in Row (11)

       (a) 47.9%, with respect to all matters other than the proposed merger.
       (b) 54.1%, solely with respect to the proposed merger.

14     Type of Reporting Person (See Instructions)

       OO

(1) The reporting person may be deemed to have acquired beneficial ownership of 1,524 Units reported herein pursuant to a voting agreement and investment agreement (as described in Items 4 and 5 of this Amendment), whereby certain other persons have agreed, among other things, to vote in favor of the proposed merger.

                                  SCHEDULE 13D

CUSIP No. 501128 10 2                                         Page 3 of 12 Pages
          -----------

1      Names of Reporting Persons
       I.R.S. Identification Nos. Of Above Persons (entities only)

       KRF3 Acquisition Company, L.L.C.

2      Check the Appropriate Box if a Member of a Group (See Instructions)(a)[X]
                                                                          (b)[ ]

3      SEC Use Only


4      Source of Funds (See Instructions)

       (a) OO
       (b) AF $309,780 (See Item 3).

5      Check if Disclosure of Legal Proceedings is Required Pursuant
       to Items 2(d) or 2(e)                                                 [ ]


6      Citizenship or Place of Organization
       Delaware

                      7      Sole Voting Power

      NUMBER OF              11,991.5 Units
       SHARES
    BENEFICIALLY      8      Shared Voting Power
    OWNED BY EACH
      REPORTING              1,524 Units (1)
       PERSON
        WITH          9      Sole Dispositive Power

                             11,991.5 Units

                      10     Shared Dispositive Power

                             0 Units

11     Aggregate Amount Beneficially Owned by Each Reporting Person

       (a) 11,991.5 Units, with respect to all matters other than the proposed merger (See Item 5).
       (b) 13,515.5 Units, solely with respect to the proposed merger (See
           Item 5).

12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)                                                    [ ]

13     Percent of Class Represented by Amount in Row (11)

       (a) 47.9%, with respect to all matters other than the proposed merger.
       (b) 54.1%, solely with respect to the proposed merger.

14     Type of Reporting Person (See Instructions)

       OO

(1) The reporting person may be deemed to have acquired beneficial ownership of 1,524 Units reported herein pursuant to a voting agreement and investment agreement (as described in Items 4 and 5 of this Amendment), whereby certain other persons have agreed, among other things, to vote in favor of the proposed merger.

                                  SCHEDULE 13D

CUSIP No. 501128 10 2                                         Page 4 of 12 Pages
          -----------

1      Names of Reporting Persons
       I.R.S. Identification Nos. Of Above Persons (entities only)

       The Krupp Family Limited Partnership - 94

2      Check the Appropriate Box if a Member of a Group (See Instructions)(a)[X]
                                                                          (b)[ ]

3      SEC Use Only


4      Source of Funds (See Instructions)

       OO

5      Check if Disclosure of Legal Proceedings is Required Pursuant
       to Items 2(d) or 2(e)                                                 [ ]


6      Citizenship or Place of Organization
       Massachusetts

                      7      Sole Voting Power

      NUMBER OF              11,991.5 Units
       SHARES
    BENEFICIALLY      8      Shared Voting Power
    OWNED BY EACH
      REPORTING              1,524 Units (1)
       PERSON
        WITH          9      Sole Dispositive Power

                             11,991.5 Units

                      10     Shared Dispositive Power

                             0 Units

11     Aggregate Amount Beneficially Owned by Each Reporting Person

       (a) 11,991.5 Units, with respect to all matters other than the proposed merger (See Item 5).
       (b) 13,515.5 Units, solely with respect to the proposed merger (See
           Item 5).

12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)                                                    [ ]

13     Percent of Class Represented by Amount in Row (11)

       (a) 47.9%, with respect to all matters other than the proposed merger.
       (b) 54.1%, solely with respect to the proposed merger.

14     Type of Reporting Person (See Instructions)

       PN

(1) The reporting person may be deemed to have acquired beneficial ownership of 1,524 Units reported herein pursuant to a voting agreement and investment agreement (as described in Items 4 and 5 of this Amendment), whereby certain other persons have agreed, among other things, to vote in favor of the proposed merger.

                                  SCHEDULE 13D

CUSIP No. 501128 10 2                                         Page 5 of 12 Pages
          -----------

1      Names of Reporting Persons
       I.R.S. Identification Nos. Of Above Persons (entities only)

       Douglas Krupp

2      Check the Appropriate Box if a Member of a Group (See Instructions)(a)[X]
                                                                          (b)[ ]

3      SEC Use Only


4      Source of Funds (See Instructions)

       OO

5      Check if Disclosure of Legal Proceedings is Required Pursuant
       to Items 2(d) or 2(e)                                                 [ ]


6      Citizenship or Place of Organization
       United States

                      7      Sole Voting Power

      NUMBER OF              0 Units
       SHARES
    BENEFICIALLY      8      Shared Voting Power
    OWNED BY EACH
      REPORTING              13,516.5 Units (1)
       PERSON
        WITH          9      Sole Dispositive Power

                             0 Units

                      10     Shared Dispositive Power

                             13,516.5 Units (See Item 5).

11     Aggregate Amount Beneficially Owned by Each Reporting Person

       (a) 11,992.5 Units, with respect to all matters other than the proposed merger (See Item 5).
       (b) 13,516.5 Units, solely with respect to the proposed merger (See
           Item 5).

12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)                                                    [ ]

13     Percent of Class Represented by Amount in Row (11)

       (a) 47.9%, with respect to all matters other than the proposed merger.
       (b) 54.1%, solely with respect to the proposed merger.

14     Type of Reporting Person (See Instructions)

       IN

(1) The reporting person may be deemed to have acquired beneficial ownership of 1,524 Units reported herein pursuant to a voting agreement and investment agreement (as described in Items 4 and 5 of this Amendment), whereby certain other persons have agreed, among other things, to vote in favor of the proposed merger.

                                  SCHEDULE 13D

CUSIP No. 501128 10 2                                         Page 6 of 12 Pages
          -----------

1      Names of Reporting Persons
       I.R.S. Identification Nos. Of Above Persons (entities only)

       George Krupp

2      Check the Appropriate Box if a Member of a Group (See Instructions)(a)[X]
                                                                          (b)[ ]

3      SEC Use Only


4      Source of Funds (See Instructions)

       OO

5      Check if Disclosure of Legal Proceedings is Required Pursuant
       to Items 2(d) or 2(e)                                                 [ ]


6      Citizenship or Place of Organization
       United States

                      7      Sole Voting Power

      NUMBER OF              0 Units
       SHARES
    BENEFICIALLY      8      Shared Voting Power
    OWNED BY EACH
      REPORTING              13,516.5 Units (1)
       PERSON
        WITH          9      Sole Dispositive Power

                             0 Units

                      10     Shared Dispositive Power

                             13,516.5 Units (See Item 5).

11     Aggregate Amount Beneficially Owned by Each Reporting Person

       (a) 11,992.5 Units, with respect to all matters other than the proposed merger (See Item 5).
       (b) 13,516.5 Units, solely with respect to the proposed merger (See
           Item 5).

12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)                                                    [ ]

13     Percent of Class Represented by Amount in Row (11)

       (a) 47.9%, with respect to all matters other than the proposed merger.
       (b) 54.1%, solely with respect to the proposed merger.

14     Type of Reporting Person (See Instructions)

       IN

(1) The reporting person may be deemed to have acquired beneficial ownership of 1,524 Units reported herein pursuant to a voting agreement and investment agreement (as described in Items 4 and 5 of this Amendment), whereby certain other persons have agreed, among other things, to vote in favor of the proposed merger.

CUSIP No. 501128 10 2                                         Page 7 of 12 Pages
          -----------

Introduction.

          This statement amends the statement on Schedule 13D, dated January 28, 2000, filed by KRF Company, L.L.C., a Delaware limited liability company ("KRF"), KRF3 Acquisition Company, L.L.C., a Delaware limited liability company ("KRF3"), The Krupp Family Limited Partnership - 94, a Massachusetts limited partnership ("Krupp-94"), Douglas Krupp and George Krupp, as amended (the "Schedule 13D"), in respect of certain limited partnership units (the "Units") of Krupp Realty Fund, Ltd. - III, a Massachusetts limited partnership (the "Partnership").

Item 1.   Security and Issuer.

          This Amendment to the Schedule 13D relates to the Units of the Partnership. The principal executive offices of the Partnership are located at c/o The Berkshire Group, One Beacon Street, Suite 1500, Boston, Massachusetts 02108.

Item 2.   Identity and Background.

          (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Amendment to the Schedule 13D is hereby filed by KRF, KRF3, Krupp-94, Douglas Krupp and George Krupp (Messrs. Krupp, together with KRF, KRF3 and Krupp-94, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

          KRF is the sole member of KRF3. Krupp-94 is the sole member of KRF. Douglas Krupp and George Krupp are the general partners of Krupp-94.

          (b) The business address of each of KRF, KRF3, Krupp-94, Douglas Krupp and George Krupp is c/o The Berkshire Group, One Beacon Street, Suite 1500, Boston, Massachusetts 02108.

          KRF3 and KRF are both Delaware limited liability companies. KRF3 was formed for the purpose of effecting a tender offer for the Units begun in May 1999. In November 1999, representatives of KRF3 decided to continue to proceed with the proposed merger transaction with the Partnership described below in
Item 4 and to consummate such merger. If the proposed merger is completed, KRF3's principal business will be to operate, maintain and otherwise deal with the real estate investments of the Partnership. KRF's principal business is acting as the sole member of KRF3. The principal business of Krupp-94 is to hold and manage investments for its partners. The principal occupation of Douglas Krupp is serving as the Co-Chairman and Chief Executive Officer of The Berkshire Group Limited Partnership ("BCLP"). The principal occupation of George Krupp is serving as the Co- Chairman of BCLP. BCLP is an integrated real estate financial services firm located at One Beacon Street, Suite 1500, Boston, Massachusetts 02108.

          (c) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (d) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (e) Douglas Krupp and George Krupp are citizens of the United States. KRF3 and KRF are Delaware limited liability companies. Krupp-94 is a Massachusetts limited partnership.

Item 3.   Source and Amount of Funds or Other Consideration.

CUSIP No. 501128 10 2                                         Page 8 of 12 Pages
          -----------

          This Amendment to the Schedule 13D is filed as a result of a February 16, 2000 purchase of 20 Units at $600 per Unit from Longacre Corporation, and a February 10, 2000 purchase of 496.3 Units at $600 per Unit from American Realty Holdings I, L.P., each by KRF3, reported herein for an aggregate cash price of $309,780. The source of such funds was from an affiliate of KRF3.

Item 4.   Purpose of Transaction.

          KRF3 purchased the 516.3 Units for the purpose of facilitating a merger proposal (the "Proposal") to be made by KRF3 to acquire outstanding Units for a cash price of $600 per Unit. Under the Proposal, the Partnership would be merged with and into KRF3 (the "Merger"), and in connection therewith each outstanding investment limited partnership interest in the Partnership (other than those held by KRF3, its affiliates and certain other parties) would be canceled and converted into the right to receive in exchange therefor a fixed cash amount, without interest thereon. If the merger is consummated, the Units will be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

          Completion of the merger is subject to the satisfaction of a number of conditions, including the approval of the merger agreement (in the form attached to the Investment Agreement (in the form attached hereto as Exhibit 1) as Exhibit B) and necessary amendments to the Amended Agreement of Limited Partnership, dated as of June 1, 1982, of the Partnership by the holders of a majority of Units of the Partnership.

Item 5.   Interest in Securities of the Issuer.

          To the best of the Reporting Persons' knowledge based on the information contained in the Partnership's Quarterly Report on Form 10-Q for the quarterly period ending September 30, 1999, the aggregate number of Units outstanding is 25,000 Units.

          (a) - (b)

          KRF3 - KRF3 may be deemed to (i) beneficially own in the aggregate 13,515.5 Units, which, based on the calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act, and there being 25,000 Units outstanding, represents approximately 54.1% of the outstanding Units, and (ii) have the sole power to vote and dispose of an aggregate 11,991.5 of these Units. Subject to the last paragraph of this Item 5, pursuant to the Voting Agreement (in the form attached hereto as Exhibit 2) and solely with respect to the proposed Merger and the transactions contemplated thereby, KRF3 may be deemed to share the power to vote an aggregate of 1,524 Units of the Partnership.

          KRF - In its capacity as the sole member of KRF3, KRF may be deemed to
(i) beneficially own in the aggregate 13,515.5 Units, which, based on the calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act, and there being 25,000 Units outstanding, represents approximately 54.1% of the outstanding Units, and (ii) have the sole power to vote and dispose of an aggregate 11,991.5 of these Units. Subject to the last paragraph of this Item 5, pursuant to the Voting Agreement and solely with respect to the proposed Merger and the transactions contemplated thereby, KRF may be deemed to share the power to vote an aggregate of 1,524 Units of the Partnership.

          Krupp-94 - In its capacity as the sole member of KRF, Krupp-94 may be deemed to (i) beneficially own in the aggregate 13,515.5 Units, which, based on the calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act, and there being 25,000 Units outstanding, represents approximately 54.1% of the outstanding Units, and (ii) have the sole power to vote and dispose of an aggregate 11,991.5 of these Units. Subject to the last paragraph of this
Item 5, pursuant to the Voting Agreement and solely with respect to the proposed Merger and the transactions contemplated thereby, in its capacity as the sole member of KRF, Krupp-94 may be deemed to share the power to vote an aggregate of 1,524 Units of the Partnership.

CUSIP No. 501128 10 2                                         Page 9 of 12 Pages
          -----------

          Douglas Krupp - In his capacity as a general partner of Krupp-94, Mr. Krupp may be deemed to (i) beneficially own in the aggregate 13,515.5 Units, which, based on the calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act, and there being 25,000 Units outstanding, represents approximately 54.1% of the outstanding Units, and (ii) share the power to vote and dispose of an aggregate 11,991.5 of these Units. Subject to the last paragraph of this Item 5, pursuant to the Voting Agreement and solely with respect to the proposed Merger and the transactions contemplated thereby, Mr. Krupp may be deemed to share the power to vote an aggregate of 1,524 Units of the Partnership. In addition, in his capacity as a general partner of The Krupp Company Limited Partnership - II ("Krupp II"), Mr. Krupp may be deemed to share the power to vote and dispose of an additional one Unit.

          George Krupp - In his capacity as a general partner of Krupp-94, Mr. Krupp may be deemed to (i) beneficially own in the aggregate 13,515.5 Units, which, based on the calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act, and there being 25,000 Units outstanding, represents approximately 54.1% of the outstanding Units, and (ii) share the power to vote and dispose of an aggregate 11,991.5 of these Units. Subject to the last paragraph of this Item 5, pursuant to the Voting Agreement and solely with respect to the proposed Merger and the transactions contemplated thereby, Mr. Krupp may be deemed to share the power to vote an aggregate of 1,524 Units of the Partnership. In addition, in his capacity as a general partner of Krupp II, Mr. Krupp may be deemed to share the power to vote and dispose of an additional one Unit.

          (c)     Not applicable.

          (d)     Not applicable.

          (e)     Not applicable.

          Except as specifically set forth herein, each of the Reporting Persons disclaims beneficial ownership over any Units, including the power to vote, to direct the voting of, to dispose, or to direct the disposition of, any Units. In addition, each of KRF, KRF3, Krupp-94, Douglas Krupp and George Krupp hereby express declare that the filing of this Amendment to the Schedule 13D shall not be construed to be an admission that any of them are, individually, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any of the Units covered by such Amendment.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

          Reference is made to Items 4 and 5 of this Amendment to the Schedule 13D, which are incorporated by reference herein, for the description of the contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Amendment and between such persons and any person with respect to any Units, including but not limited to the transfer or voting of any of the Units, finder fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

          The information set forth in the Exhibit Index is incorporated herein by reference.

CUSIP No. 501128 10 2                                        Page 10 of 12 Pages
          -----------

                                   Signatures

          After reasonable inquiry and to the best of the undersigned|s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 14, 2000


          KRF3 ACQUISITION COMPANY, L.L.C.

          By: KRF Company, L.L.C.,
                its sole member

              By: The Krupp Family Limited Partnership-94,
                  its sole member

              By: /s/ Douglas Krupp
                  -----------------
                  Douglas Krupp
                  General Partner

          KRF COMPANY, L.L.C.

          By: The Krupp Family Limited Partnership-94,
                 its sole member

          By: /s/ Douglas Krupp
              -----------------
              Douglas Krupp
              General Partner


          THE KRUPP FAMILY LIMITED PARTNERSHIP-94

          By: /s/ Douglas Krupp
              -----------------
              Douglas Krupp
              General Partner


          /s/ Douglas Krupp
          -----------------
          DOUGLAS KRUPP

          /s/ George Krupp
          ----------------
          GEORGE KRUPP

CUSIP No. 501128 10 2                                        Page 11 of 12 Pages
          -----------

                                  Exhibit Index


         Exhibit No.                Description
         -----------                -----------
         1                          Investment Agreement, dated as of January 6,
                                    2000, by and among Equity Resource Brattle
                                    Fund Limited Partnership, Equity Resource
                                    Bridge Fund Limited Partnership, Equity
                                    Resource Cambridge Fund Limited Partnership,
                                    Equity Resource General Fund Limited
                                    Partnership, Equity Resource Fund XVI
                                    Limited Partnership, Equity Resource Fund
                                    XIX Limited Partnership, KRF Company, L.L.C.
                                    and KRF3 Acquisition Company, L.L.C.
                                    (previously filed with the Partnership's amended and restated Schedule 13D on January
                                    18, 2000, and incorporated by reference
                                    herein).

         2 Voting Agreement, dated as of January 6, 2000, by and among Equity Resource Brattle Fund Limited Partnership, Equity Resource Bridge Fund Limited Partnership, Equity Resource Cambridge Fund Limited Partnership, Equity Resource General Fund Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Fund XIX Limited Partnership, KRF Company, L.L.C. and KRF3 Acquisition Company, L.L.C. (previously filed with the Partnership's amended and restated Schedule 13D on January 18, 2000, and incorporated by reference herein).

         3                          Agreement pursuant to Rule 13d-1(k)(1)(iii).